                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                           NETWORK EQUIPMENT TECHNOLOGIES
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    641208103
                   -------------------------------------------
                                 (CUSIP Number)


              			STAFFORD CAPITAL MANAGEMENT LLC
				GREG BROWNE
				TWO EMBARCADERO CENTER
				SUITE 1340
				SAN FRANCISCO, CA 94111
				415-362-6120
 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 31, 2010
                   -------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13G, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.466096104                    13G/A             PAGE 2 OF 6 PAGES
         ---------------------                          -----------------

  (1)     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON)

		STAFFORD CAPITAL MANGEMENT LLC
		94-3338814
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
	  ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
                               4,058,085 shares of Common Stock
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0 shares of Common Stock
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   4,058,085 shares of Common Stock
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0 Shares of Common Stock
                       --------------------------------------------------------

 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,058,085 shares of Common Stock
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.59% Common Stock
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IA
          ---------------------------------------------------------------------

CUSIP NO.466096104                    13G/A             PAGE 2 OF 6 PAGES
         ---------------------                          -----------------

  (1)     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON)

		Craig Stephens
		XXX-XX-XXXX
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
	  ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
                               719,000 shares of Common Stock
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0 shares of Common Stock
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   719,000 shares of Common Stock
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0 Shares of Common Stock
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          719,000 shares of Common Stock
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.40% Common Stock
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------

CUSIP NO.466096104                    13G/A             PAGE 2 OF 6 PAGES
         ---------------------                          -----------------

  (1)     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON)

		Pacific Management, Ltd.
		94-3024744
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
	  ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
                               241,071 shares of Common Stock
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0 shares of Common Stock
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   241,071 shares of Common Stock
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0 Shares of Common Stock
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          241,071 shares of Common Stock
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          .81% of Common Stock
          ---------------------------------------------------------------------

 (14)     IA, PN
          ---------------------------------------------------------------------

         ITEM 1. SECURITY AND ISSUER.

         This Schedule 13G relates to the common stock, par value $0.05 per share (the "Common Stock") of Network Equipment Technologies, Inc. a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 6900 Paseo Padre Parkway, Freemont CA 94555

         ITEM 2. IDENTITY AND BACKGROUND.
	Stafford Capital Management LLC, Registered Investor Advisor acting under the Advisors Act of 1940.

         (f) United States.

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Stafford Capital Management, LLC (SCM) is reporting shares cumulatively held in investment advisory client accounts,accounts of officers of the company, and shares held in a separately managed (by the officers of SCM)and registered partnership. This statement is filed pursuant to Rule 13G and the party filing is an Investment Advisor registered under the section 203 of the Investment Advisors Act of 1940. SCM disclaims direct beneficial ownership of all such securities. Each client, company officer, and the separately managed partnership (Pacific Asset Partners),has the right to receive dividends,and/or proceeds from the sale of securities. Pacific Management, Ltd., the registered Advisor of Pacific Asset Partners disclaims any direct beneficial ownership of all such securities, except to the extent of their respective pecuniary interest therein. Pacific Management, Ltd. and Craig Stephens are filing jointly with SCM, but not as members of a group, and expressley disclaim membership in a group. To the knowledge and information available to SCM at the date of this filing,the advisoracknowledges that no one client, company officer, or the partnership has an interest in 5% or more of the securities identified hereinabove.

         ITEM 4. PURPOSE OF TRANSACTION.

         ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

               (a) SCM is filing for and on behalf of 4,058,085 shares held
		cumulatively in investment advisory client accounts, company officer
		accounts, and a separately managed (by the officers of SCM) and
		registered partnership.

               (b) SCM is filing as indirect owner of the following
		number of shares of Common Stock with:

               Sole Voting Power: 4,058,085 shares of Common Stock

               Shared Voting Power: 0

               Sole Dispositive Power: 4,058,085 shares of Common Stock

               Shared Dispositive Power: 0

         (c) N/A

         (d) N/A

         (e) N/A

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         None



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

				    /s/ Robert M. Stafford
				    -------------------------------------------
				    President
				    Stafford Capital Management




				    /s/ Craig Stephens
				    -------------------------------------------
				    Craig Stephens




				    /s/ Robert M. Stafford
				    --------------------------------------------
				    General Partner
				    Pacific Management, Ltd.




Date:  March 9, 2011
      ----------------

Note: Please refer to attached Exhibit A.













Exhibit A - Breakdown of Shares


Stafford Capital Management, LLC:

	Investment Advisory Clients - 	        3,037,320 shares

	Company Officers
	Stafford Family Trust	-		   60,694 shares

        Craig Stephens & Family*
	Craig Stephens				  175,000 shares
	Craig Stephens IRA			  373,000 shares
	Sara Stephens (wife)			  125,000 shares
	John Stephens (son)			   16,000 shares
	Charles Stephens	                   14,000 shares
	Clark Stephens (son)                       16,000 shares
	              TOTAL Stephens Family:	  719,000 shares


Pacific Management, Ltd.
	Pacific Asset Partners			  241,071 shares


			TOTAL SHARES REPORTED:  4,058,085 shares



* Craig Stephens has voting control over related family accounts.